UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 2017

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$583.6	$652.0
Restricted cash	6(a)	—	92.0
Short-term investments	7	227.0	—
Receivables and other current assets	8	56.8	61.0
Inventories	9	209.5	207.9
		1,076.9	1,012.9
Non-current assets
Investments in associates and incorporated joint ventures	10	64.7	52.6
Property, plant and equipment	11	1,948.0	1,868.2
Exploration and evaluation assets	12	446.9	169.2
Income taxes receivable		18.2	29.2
Restricted cash	6(b)	24.7	18.7
Long-term receivable	5	93.5	—
Other assets	13	262.5	249.7
		2,858.5	2,387.6
		$3,935.4	$3,400.5
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$188.1	$162.9
Income taxes payable		16.0	14.7
Current portion of provisions	14	21.0	15.8
Other liabilities	15	0.1	2.1
		225.2	195.5
Non-current liabilities
Deferred income tax liabilities		184.1	159.0
Provisions	14	281.6	289.8
Long-term debt	17(a)	388.7	485.1
Other liabilities	15	3.0	—
		857.4	933.9
		1,082.6	1,129.4
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares		2,671.7	2,628.2
Contributed surplus		41.4	40.1
Retained earnings (deficit)		109.6	(409.7)
Accumulated other comprehensive loss		(24.3)	(36.9)
		2,798.4	2,221.7
Non-controlling interests		54.4	49.4
		2,852.8	2,271.1
Contingencies and commitments	14(b), 28
		$3,935.4	$3,400.5
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2017	2016	2017	2016
Revenues		$268.8	$282.4	$803.8	$734.6
Cost of sales	23	227.9	230.2	692.0	651.5
Gross profit		40.9	52.2	111.8	83.1
General and administrative expenses		(8.9)	(10.0)	(27.8)	(28.8)
Exploration expenses		(6.6)	(6.5)	(29.6)	(20.6)
Reversal of impairment charges	27	—	—	524.1	—
Other income (expenses)		1.5	(1.9)	(8.0)	(10.2)
Earnings from operations		26.9	33.8	570.5	23.5
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	10	3.6	2.5	10.2	7.5
Finance costs	24	(2.1)	(6.3)	(9.6)	(21.7)
Foreign exchange gain		2.0	—	8.8	1.0
Interest income and derivatives and other investment gains	25	7.3	5.5	14.8	88.7
Earnings before income taxes		37.7	35.5	594.7	99.0
Income taxes	16	(5.1)	(14.4)	(67.3)	(34.4)
Net earnings		$32.6	$21.1	$527.4	$64.6
Net earnings attributable to
Equity holders of IAMGOLD Corporation		$30.8	$17.0	$519.3	$57.9
Non-controlling interests		1.8	4.1	8.1	6.7
Net earnings		$32.6	$21.1	$527.4	$64.6
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	21	464.7	428.3	462.3	410.3
Diluted	21	469.3	432.2	466.7	413.2

Earnings per share ($ per share)
Basic	21	$0.07	$0.04	$1.12	$0.14
Diluted	21	$0.07	$0.04	$1.11	$0.14
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net earnings		$32.6	$21.1	$527.4	$64.6
Other comprehensive income, net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(3.4)	0.1	0.9	11.9
Net realized change in fair value of marketable securities	18(a)	5.1	—	5.3	(2.0)
Tax impact		0.1	(0.1)	(0.3)	(1.6)
		1.8	—	5.9	8.3
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	18(b)	8.8	(4.7)	12.2	5.9
Time value of options contracts excluded from hedge relationship	18(b)	(1.7)	(2.0)	(4.4)	(1.4)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	18(b)	(1.9)	0.9	(2.0)	5.2
Tax impact		(0.1)	0.5	0.1	(0.6)
		5.1	(5.3)	5.9	9.1
Currency translation adjustment		0.5	0.3	1.4	(0.1)
Total other comprehensive income (loss)		7.4	(5.0)	13.2	17.3
Comprehensive income		$40.0	$16.1	$540.6	$81.9

Comprehensive income attributable to:
Equity holders of IAMGOLD Corporation		$38.2	$12.0	$532.5	$75.2
Non-controlling interests		1.8	4.1	8.1	6.7
Comprehensive income		$40.0	$16.1	$540.6	$81.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2017	2016

Common shares
Balance, beginning of the period		$2,628.2	$2,366.2
Issuance of common shares	4, 20	27.4	220.1
Issuance of flow-through common shares	20	13.4	27.5
Issuance of common shares for share-based compensation		2.7	3.0
Balance, end of the period		2,671.7	2,616.8

Contributed surplus
Balance, beginning of the period		40.1	38.2
Issuance of common shares for share-based compensation		(2.7)	(3.0)
Share-based compensation		4.4	3.7
Other		(0.4)	(0.2)
Balance, end of the period		41.4	38.7

Retained earnings (deficit)
Balance, beginning of the period		(409.7)	(461.2)
Net earnings attributable to equity holders of IAMGOLD Corporation		519.3	57.9
Balance, end of the period		109.6	(403.3)

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the period		(29.0)	(32.5)
Net change in fair value of marketable securities, net of income taxes		5.9	8.3
Balance, end of the period		(23.1)	(24.2)
Cash flow hedge fair value reserve
Balance, beginning of the period		(3.8)	(11.1)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	18(b)	(0.6)	0.1
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		5.9	9.1
Balance, end of the period		1.5	(1.9)
Currency translation adjustment
Balance, beginning of the period		(4.1)	(3.8)
Change for the period	10	1.4	(0.1)
Balance, end of the period		(2.7)	(3.9)
Total accumulated other comprehensive loss		(24.3)	(30.0)
Equity attributable to equity holders of IAMGOLD Corporation		2,798.4	2,222.2

Non-controlling interests
Balance, beginning of the period		49.4	42.1
Net earnings attributable to non-controlling interests		8.1	6.7
Dividends to non-controlling interests	26(d)	(3.1)	(1.5)
Balance, end of the period		54.4	47.3
		$2,852.8	$2,269.5
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2017	2016	2017	2016
Operating activities
Net earnings		$32.6	$21.1	$527.4	$64.6
Adjustments for:
Finance costs	24	2.1	6.3	9.6	21.7
Depreciation expense		62.4	69.7	197.7	194.9
Income tax expense	16	5.1	14.4	67.3	34.4
Interest income	25	(2.5)	(0.8)	(6.4)	(1.9)
Reversal of impairment charges	27	—	—	(524.1)	—
Gain on sale of a 30% interest in the Côté Gold Project	5	—	—	(19.2)	—
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	10	(3.6)	(2.5)	(10.2)	(7.5)
Write-down of inventories	9	1.9	—	11.9	0.1
Loss on redemption of 6.75% Senior unsecured notes	17(a)	—	—	20.2	—
Gain on sale of gold bullion	25	—	—	—	(72.9)
Effects of exchange rate fluctuation on restricted cash	6	(0.3)	0.6	(1.7)	(3.8)
Effects of exchange rate fluctuation on cash and cash equivalents		(6.0)	(0.4)	(11.3)	(1.7)
Other non-cash items	26(a)	(6.2)	(4.2)	(5.1)	2.9
Adjustments for cash items:
Dividends from joint venture	10	2.1	11.3	2.1	11.3
Settlement of derivatives		(0.6)	(0.2)	(0.5)	(8.7)
Disbursements related to asset retirement obligations		(1.3)	(0.9)	(3.0)	(2.0)
Movements in non-cash working capital items and non-current ore stockpiles	26(b)	3.5	14.5	4.3	22.4
Cash from operating activities, before income tax paid		89.2	128.9	259.0	253.8
Income tax paid		(12.2)	(3.1)	(28.9)	(6.5)
Net cash from operating activities		77.0	125.8	230.1	247.3
Investing activities
Property, plant and equipment
Capital expenditures		(41.0)	(71.9)	(134.0)	(218.3)
Capitalized borrowing costs	24	—	(9.9)	(11.2)	(17.3)
Net proceeds from sale of a 30% interest in the Côté Gold Project	5	—	—	96.5	—
Proceeds from sale of gold bullion		—	—	—	170.3
Decrease (increase) in restricted cash	6	—	(40.5)	88.2	(43.6)
Purchase of short-term investments	7	(227.0)	—	(227.0)	—
Capital expenditures for exploration and evaluation assets		(3.7)	(0.5)	(4.5)	(3.5)
Interest received		1.7	0.8	5.6	1.9
Purchase of additional common shares of associate	10	—	—	(7.4)	—
Other investing activities	26(c)	(2.0)	1.3	(3.3)	(1.2)
Net cash used in investing activities		(272.0)	(120.7)	(197.1)	(111.7)
Financing activities
Net proceeds from issuance of Senior notes	17(a)	—	—	393.6	—
Redemption of 6.75% Senior unsecured notes	17(a)	—	—	(505.6)	—
Proceeds from issuance of flow-through shares	20	—	—	15.1	30.3
Proceeds from issuance of shares	20	—	220.1	—	220.1
Purchase of 6.75% Senior unsecured notes	17(a)	—	(141.5)	—	(141.5)
Interest paid	24	—	(10.4)	(5.3)	(24.6)
Repayment of credit facility	17(b)	—	—	—	(70.0)
Long-term prepayment for finance lease	13	—	—	(4.9)	—
Other financing activities	26(d)	(3.6)	(0.6)	(5.6)	(5.3)
Net cash from (used in) financing activities		(3.6)	67.6	(112.7)	9.0
Effects of exchange rate fluctuation on cash and cash equivalents		6.0	0.4	11.3	1.7
Increase (decrease) in cash and cash equivalents		(192.6)	73.1	(68.4)	146.3
Cash and cash equivalents, beginning of the period		776.2	554.2	652.0	481.0
Cash and cash equivalents, end of the period		$583.6	$627.3	$583.6	$627.3
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
The unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the three and nine months ended September 30, 2017, have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2016.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on November 7, 2017.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 19.

(c)	Basis of consolidation
Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	September 30, 2017	December 31, 2016	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division [1]	Côté Gold Project (Canada)	70%	100%	Division	Proportionate share
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting
Merrex Gold Inc.[2]	Siribaya Project (Mali)	100%	23%	Subsidiary	Consolidation

1	Effective June 20, 2017, the Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture (note 5).

2	As of February 28, 2017 (note 4).

(d)	Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and nine months ended September 30, 2017. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

(e)	Significant accounting policies
These consolidated interim financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2016.

3.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
The following new accounting standards were not yet effective for the nine months ended September 30, 2017, and have not been applied in preparing these consolidated financial statements.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts and IAS 18 Revenue. The mandatory effective date of IFRS 15 is January 1, 2018. The objective of IFRS 15 is to establish a single, principles based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures.
As at September 30, 2017, the Company has analyzed all revenue contracts to determine the impact that IFRS 15 is expected to have on the Company’s consolidated financial statements. The Company’s main revenue stream is the sale of gold bullion, with each sale occurring as a stand-alone transaction. The preliminary assessment using the five-step model in IFRS 15 focused on identifying potential multiple performance obligations as well as applying the concept of control transfer as opposed to transfer of risks and rewards of ownership, and revealed that there is no significant difference in the timing and nature of revenue recognition compared to IAS 18 Revenue. Furthermore, the Company’s revenue contracts do not contain significant variable consideration, financing components or non-cash consideration.
The Company will adopt IFRS 15 for the annual period beginning January 1, 2018,and expects there will be no material impact on the Company's consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB issued the final version IFRS 9 (2014) - Financial Instruments (“IFRS 9”) to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model (the “ECL model”). IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.
Effective April 1, 2014, the Company early adopted all of the requirements of IFRS 9 (2013), which was the previously issued version of IFRS 9. As a result of early adoption of IFRS 9 (2013), which is largely aligned with the requirements of IFRS 9, there will be no further impact on adoption of IFRS 9, with respect to the classification of financial assets and liabilities and hedge accounting.
The Company has completed its assessment of the ECL model and does not expect the adoption of IFRS 9 to have any material impact on the Company's consolidated financial statements with respect to the amended impairment model for the annual period beginning January 1, 2018.
IFRIC 22 - Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation of a foreign currency transaction when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it). The interpretation is applicable for annual periods beginning on or after January 1, 2018.
The Company has completed a preliminary assessment of the relevant transactions and identified that advances for the purchase of capital equipment are in scope of IFRIC 22. Further analysis is being completed and the Company will report the impact, if any, resulting from the adoption of IFRIC 22 on January 1, 2018, in its audited annual consolidated financial statements for the year ended December 31, 2017.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 Leases.  The objective of IFRS 16 is to recognize all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right of use" asset and a lease liability calculated using a prescribed methodology. The mandatory effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, Revenue from Contracts with Customers, is also adopted. The extent of the impact of adoption of this standard has not yet been determined.
IFRIC 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

4.	ACQUISITION
Merrex - Siribaya Project
On February 28, 2017, in an all-share transaction, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. ("Merrex"), that it did not already own. Merrex owns a 50% interest in the Siribaya Project in Mali. Including the 50% interest held directly, the Company now has a 100% interest in the Siribaya Project. IAMGOLD issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which includes transaction costs of $0.2 million, and is net of cash and cash equivalents acquired of $0.1 million.
Based on management’s judgment, the acquisition does not meet the IFRS definition of a business combination as the primary asset (Siribaya Project) is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction has been recorded as an asset acquisition.
The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.

Assets acquired and liabilities assumed	Notes
Exploration and evaluation assets	12	$36.6
Current liabilities		(3.9)
Other non-current liabilities		(0.4)
		$32.3
Consideration transferred
Share consideration		$27.4
Less: Cash and cash equivalents acquired		(0.1)
Transaction costs		0.2
		27.5
Initial investment[1]	10	4.8
		$32.3

1
Prior to completion of the above mentioned transaction, IAMGOLD owned approximately 45.8 million common shares of Merrex, which represented approximately 23% of Merrex's issued and outstanding common shares, and was accounted for as an investment in an associate, using the equity method (note 10). The carrying amount of the investment of $4.8 million on the date of the acquisition has been included in the total cost of the Merrex Exploration and evaluation assets (note 12).

5.	DIVESTITURE
Sale of a 30% interest in the Côté Gold Project
On May 8, 2017, the Company entered into a Memorandum of Understanding with Sumitomo Metal Mining Co., Ltd. (“SMM”) under which SMM would acquire a 30% interest in the Côté Gold Project (the "Project"), including certain assets and liabilities attributable thereto, for an aggregate consideration of $195 million. The Company undertook a reorganization of its interest in the Côté Gold Project so that the Company’s interest would be held directly. Prior to the reorganization, the Company held its interest through wholly-owned subsidiaries.
On June 5, 2017, the Company entered into a definitive Investment Agreement and a definitive Joint Venture Agreement with SMM with respect to the Côté Gold Project and the transaction closed on June 20, 2017. On closing, the Company received $100 million of the consideration and the remaining consideration of $95 million is receivable on the earlier of:

(a)	18 months following the closing date (December 20, 2018);

(b)	the date the Côté Gold Project feasibility study is made available to the public; and

(c)	should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest.
The Company paid $3.5 million in transaction costs upon closing of the transaction and has committed to pay a further $2.9 million (note 15) on receipt of the remaining receivable of $95 million. The remaining $95 million long-term receivable from SMM has been discounted to its present value of $93.5 million as at September 30, 2017.
Upon entering into the Investment Agreement with SMM, the Company performed an impairment assessment of the Project, and as a result, reversed its previously recognized impairment charge of $400 million (note 27), resulting in a carrying amount of exploration and evaluation assets of the Côté Gold Project of $390.4 million as at June 20, 2017.
On closing, the Company recorded a net gain of $19.2 million, on the sale of a 30% interest in the Côté Gold Project to SMM, which has been included under Interest income and derivatives and other investment gains in the Consolidated statements of earnings and is net of transaction costs (note 25).
The Company continues to control the Côté Gold Project. Judgment was applied by the Company in determining the appropriate accounting treatment for its undivided interest in the Côté Gold Project's assets and liabilities beginning June 20, 2017, and based on interpretation of relevant guidance under IFRS 11 Joint Arrangements, the Company has accounted for the Côté Gold Project by recording its 70% share of assets, liabilities, revenues and expenses in these consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

The following represents the Company's 30% interest in the Côté Gold Project which was sold to SMM on June 20, 2017:

Carrying amount	Notes	30% disposal
Current assets		$0.1
Exploration and evaluation assets	12	167.3
Non-current assets		0.6
Current liabilities		(0.1)
Other non-current liabilities		(0.3)
		$167.6
The following represents the Company's gain recorded on the sale of a 30% interest in the Côté Gold Project to SMM:

	Notes
Gross sale consideration		$195.0
Less:
Sale of a 30% interest in the Côté Gold Project		(167.6)
Transaction costs		(6.4)
Time value discount on long-term receivable		(1.8)
Gain on sale of a 30% interest in the Côté Gold Project	25	$19.2

6.	RESTRICTED CASH

(a)	Short-term restricted cash
As at September 30, 2017, the Company had no short-term restricted cash. As at December 31, 2016, the Company had $92.0 million held by the Government of Quebec to guarantee the asset retirement obligation related to the Doyon mine. The Company replaced the cash collateral, pursuant to arrangements with international insurance companies, with uncollateralized surety bonds, as prescribed by Quebec Government regulations. As at September 30, 2017, C$123.6 million (September 30, 2017 - $98.8 million; December 31, 2016 - $nil) of uncollateralized surety bonds were outstanding to guarantee the asset retirement obligation related to the Doyon mine (note 17(c)).

(b)	Long-term restricted cash
The Company had long-term restricted cash of $19.7 million and $5.0 million as at September 30, 2017 (December 31, 2016 - $13.7 million and $5.0 million) for the guarantee of the asset retirement obligations related to Essakane and Rosebel, respectively.

7.	SHORT-TERM INVESTMENTS

	September 30, 2017	December 31, 2016
Money market funds[1]	$224.3	$—
Other	2.7	—
	$227.0	$—

1	Money market funds are comprised of short-term fund investments with redemption notice periods of 95 or 185 days.

8.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	September 30, 2017	December 31, 2016
Gold receivables		$1.5	$2.7
Receivables from governments[1]		33.6	40.4
Receivables from related parties	29	0.1	1.2
Other receivables		4.9	4.9
Total receivables		40.1	49.2
Marketable securities and warrants		—	0.2
Prepaid expenses		6.0	7.2
Derivatives	19(a)	10.7	4.4
		$56.8	$61.0

1	Receivables from governments relate primarily to value added tax.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

9.	INVENTORIES

	Notes	September 30, 2017	December 31, 2016
Finished goods		$59.4	$49.1
Ore stockpiles		5.3	9.1
Mine supplies		144.8	149.7
		209.5	207.9
Ore stockpiles included in other non-current assets	13	167.6	156.0
		$377.1	$363.9
For the three and nine months ended September 30, 2017, the Company recognized a net realizable value write-down in non-current ore stockpiles amounting to $0.5 million and $3.9 million (three and nine months ended September 30, 2016 - $nil and $0.1 million), respectively.
For the three and nine months ended September 30, 2017, the Company recognized a write-down in mine supplies inventories amounting to $1.4 million and $8.0 million (three and nine months ended September 30, 2016 - $1.1 million and $4.0 million), respectively.
For the three and nine months ended September 30, 2017, $nil and $0.7 million were recognized in Cost of sales for costs related to operating below normal capacity at Westwood (three and nine months ended September 30, 2016 - $6.3 million and $17.0 million), respectively.

10.	INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

	Associates[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2016	$7.4	$49.2	$—	$56.6
Currency translation adjustment	(0.3)	—	—	(0.3)
Share of net earnings (loss), net of income taxes	(0.8)	9.0	(2.1)	6.1
Share of net loss recorded as provision	—	—	2.1	2.1
Share of dividends received	—	(11.3)	—	(11.3)
Disposal[3]	(0.6)	—	—	(0.6)
Balance, December 31, 2016	5.7	46.9	—	52.6
Purchase of additional shares of associate[4]	7.4	—	—	7.4
Currency translation adjustment	1.4	—	—	1.4
Share of net earnings (loss), net of income taxes	(1.1)	11.3	—	10.2
Share of dividends received	—	(2.1)	—	(2.1)
Acquisition of control over associate[5]	(4.8)	—	—	(4.8)
Balance, September 30, 2017	$8.6	$56.1	$—	$64.7

1	IAMGOLD includes results based on the latest publicly available information.

2	The Company's incorporated joint ventures are not publicly listed.

3
On March 16, 2016, the Company disposed of its 41% ownership interest in Galane Gold Ltd. ("Galane") which had a carrying amount of $0.6 million on the date of disposal for cash proceeds of $0.2 million. The resulting loss of $0.4 million, net of transaction costs, was recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (note 25).

4
Associates include INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada, and Merrex prior to February 28, 2017 (note 4). The Company's ownership interest in INV Metals as at September 30, 2017 was 35.6% (December 31, 2016 - 35.6%). On March 2, 2017, the Company participated in INV Metals' common shares public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

5
On February 28, 2017, Merrex became a 100% subsidiary of the Company (note 4). As a result, the Company accounted for Merrex under the consolidation method as at February 28, 2017. The Company previously accounted for Merrex as an associate, using the equity method.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

11. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2016	$7.9	$2,133.6	$1,821.3	$3,962.8
Additions	34.9	172.1	87.3	294.3
Changes in asset retirement obligations	—	11.7	—	11.7
Disposals	—	—	(42.6)	(42.6)
Transfers within Property, plant and equipment	(40.0)	19.1	20.9	—
Balance, December 31, 2016	2.8	2,336.5	1,886.9	4,226.2
Additions	15.3	99.5	57.3	172.1
Changes in asset retirement obligations	—	(1.0)	—	(1.0)
Disposals	—	(0.2)	(25.1)	(25.3)
Transfers within Property, plant and equipment	(12.7)	12.9	(0.2)	—
Transfers to Exploration and evaluation assets	—	—	(0.5)	(0.5)
Balance, September 30, 2017	$5.4	$2,447.7	$1,918.4	$4,371.5

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2016	$3.5	$1,383.0	$722.5	$2,109.0
Depreciation expense[1]	—	98.5	187.5	286.0
Disposals	—	—	(37.0)	(37.0)
Transfers within Property, plant and equipment	(3.5)	—	3.5	—
Balance, December 31, 2016	—	1,481.5	876.5	2,358.0
Depreciation expense[1]	—	79.8	132.6	212.4
Disposals	—	—	(22.8)	(22.8)
Reversal of impairment charges[2]	—	(124.1)	—	(124.1)
Balance, September 30, 2017	$—	$1,437.2	$986.3	$2,423.5
Carrying amount, December 31, 2016	$2.8	$855.0	$1,010.4	$1,868.2
Carrying amount, September 30, 2017	$5.4	$1,010.5	$932.1	$1,948.0

1	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.

2	Note 27.

12.	EXPLORATION AND EVALUATION ASSETS

	Notes	September 30, 2017	December 31, 2016
Balance, beginning of the period		$169.2	$155.1
Exploration and evaluation expenditures		8.4	14.1
Acquired Merrex exploration and evaluation assets	4	36.6	—
Reversal of impairment charge	5, 27	400.0	—
Sale of a 30% interest in the Côté Gold Project	5	(167.3)	—
Balance, end of the period		$446.9	$169.2
As at September 30, 2017, Exploration and evaluation assets primarily consist of the Côté Gold Project (carrying amount of $391.3 million), on which the Company recorded an impairment charge reversal of $400 million, as a result of the sale of a 30% interest to SMM (Note 5).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

13.	OTHER NON-CURRENT ASSETS

	Notes	September 30, 2017	December 31, 2016
Ore stockpiles	9	$167.6	$156.0
Loan receivable from related party	29	35.9	31.3
Marketable securities and warrants	19(a)	30.1	21.7
Advances for the purchase of capital equipment		7.5	19.9
Bond fund investments	19(a)	2.7	5.9
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.9	—
Derivatives		3.6	4.1
Other		4.6	5.2
		$262.5	$249.7

1
On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years, upon completion of construction expected in December 2017. During the second quarter 2017, the Company issued a prepayment of $4.9 million to the third-party, which will be applied as a credit towards the purchase of solar power from the third- party, over a period of 12 years. The agreement may be terminated by either party if certain conditions are not met. Upon completion of construction of the solar power plant, the Company will account for this arrangement as a finance lease.

As at September 30, 2017, the allowance for doubtful non-current non-trade receivables from related parties was $36.0 million, (December 31, 2016 - $36.0 million).

14.	PROVISIONS

	September 30, 2017	December 31, 2016
Asset retirement obligations	$280.6	$285.1
Yatela loss provision	15.0	15.0
Other	7.0	5.5
	$302.6	$305.6

Current portion of provisions	$21.0	$15.8
Non-current provisions	281.6	289.8
	$302.6	$305.6
(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

(b)	Provisions for litigation claims and regulatory assessments
As at September 30, 2017, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

15.	OTHER LIABILITIES

	Notes	September 30, 2017	December 31, 2016
Finance lease liabilities	19(b)	$0.1	$0.1
Derivatives	19(a)	0.1	2.0
Other liabilities	5	2.9	—
		$3.1	$2.1
Current other liabilities		$0.1	$2.1
Non-current other liabilities		3.0	—
		$3.1	$2.1

16.	INCOME TAXES
The Company estimates the effective tax rate expected to be applied for the full fiscal year and uses this rate to determine income provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The tax expense for the three and nine months ended September 30, 2017 was $5.1 million and $67.3 million, respectively (three and nine months ended September 30, 2016 - $14.4 million and $34.4 million, respectively) and varied from the tax expense calculated using the combined Canadian federal and provincial statutory income tax rate of 26.6%. The variance was mainly due to net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.

17.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior notes
i.7% Senior secured notes ("Notes")
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Except for the prepayment options as noted below, the Notes are not redeemable, in whole or part, by the Company until April 15, 2020. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.
Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest.
Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The fair value of the prepayment option embedded derivative (note 19(a)), which is an option that represents a derivative asset to the Company, is presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at September 30, 2017 was $9.5 million (note 18(c)), (December 31, 2016 - $nil).
Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

365 days after the applicable asset sale.  At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
September 30, 2017	$400.0	$625.2	$29.2	$56.0	$56.0	$484.0
December 31, 2016	$489.1	$621.1	$33.0	$66.0	$522.1	$—

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $6.0 million as at September 30, 2017 (December 31, 2016 – $4.0 million). The carrying amount of the long-term debt also excludes the embedded derivative classified as a financial asset at fair value through profit or loss (note 18(c)).

ii.6.75% Senior unsecured notes
On September 21, 2012, the Company issued at face value $650 million of Senior unsecured notes with an interest rate of 6.75% per annum. The 6.75% Senior unsecured notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
In April 2016, the Company canceled, at face value, $15.0 million of Notes it purchased in 2015.
In the third quarter of 2016, the Company purchased at face value, pursuant to a tender offer, an additional $145.9 million of the 6.75% Senior unsecured notes for cash consideration of $141.5 million. The resulting gain, net of transaction costs was $4.0 million and was recognized in the third quarter of 2016 in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (note 25).
On March 16, 2017, the Company issued a notice to redeem its 6.75% Senior unsecured notes for a total amount of $505.6 million and completed the redemption on April 3, 2017. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% Senior unsecured notes was adjusted during the first quarter 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in the first quarter 2017 in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (note 25).

(b)	Credit facilities
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million, resulting in $80 million remaining under the accordion. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80 million, bringing the total commitments under the facility to $250 million, with similar terms and conditions. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at September 30, 2017.
Upon entering into the $250 million credit facility described above, the Company terminated its four-year $500 million unsecured revolving credit facility. During the first quarter 2016 and prior to termination, the Company repaid the $70 million outstanding on the previous credit facility. Letters of credit worth $3.0 million were issued under the Company’s revolving credit facility and $0.4 million under a separate letter of credit. As of September 30, 2017, letters of credit worth $3.0 million were drawn against the credit facility for the guarantee of certain asset retirement obligations.

(c)	Uncollateralized surety bonds
As at September 30, 2017, C$123.6 million (September 30, 2017 - $98.8 million; December 31, 2016 ‐ $nil) of uncollateralized surety bonds were outstanding to guarantee the asset retirement obligation related to the Doyon mine.  The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies (note 6(a)).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

18.	FINANCIAL INSTRUMENTS
(a)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Proceeds from sale of marketable securities	$7.4	$—	$7.7	$0.1
Acquisition date fair value of marketable securities sold	(2.3)	—	(2.4)	(2.1)
Gain (loss) on sale of marketable securities recorded in OCI	$5.1	$—	$5.3	$(2.0)
(b)Cash flow hedge fair value reserve

(i)	Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2017	Nine months ended September 30, 2017	Three months ended September 30, 2017	Nine months ended September 30, 2017
Exchange rate risk
Canadian dollar option contracts	$6.0	$7.5	$(1.4)	$(1.5)
Euro option contracts	2.8	4.6	(1.1)	(1.1)
Crude oil option contracts	—	0.1	—	—
	8.8	12.2	(2.5)	(2.6)
Time value of option contracts excluded from hedge relationship	(1.7)	(4.4)	—	—
	$7.1	$7.8	$(2.5)	$(2.6)

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2016	Nine months ended September 30, 2016	Three months ended September 30, 2016	Nine months ended September 30, 2016
Exchange rate risk
Canadian dollar option contracts	$(2.3)	$0.5	$1.2	$4.8
Euro option contracts	—	1.8	(0.4)	(1.2)
Crude oil option contracts	(2.4)	3.6	—	1.7
	(4.7)	5.9	0.8	5.3
Time value of option contracts excluded from hedge relationship	(2.0)	(1.4)	—	—
	$(6.7)	$4.5	$0.8	$5.3

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

	(Gain) loss reclassified from cash flow hedge reserve to:		(Gain) loss reclassified from cash flow hedge reserve to:
	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Consolidated balance sheets
Property, plant and equipment	$(0.6)	$(0.1)	$(0.6)	$0.1
Consolidated statements of earnings
Cost of sales	(1.6)	0.6	(1.6)	3.6
General and administrative expenses	(0.3)	0.3	(0.4)	1.6
Total	$(2.5)	$0.8	$(2.6)	$5.3
There was no hedge ineffectiveness for the three and nine months ended September 30, 2017 and 2016.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.
The Company manages its exposure to the Canadian dollar and the Euro by executing option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of option contracts by the quantity of the forecasted Canadian dollar and Euro expenditure exposures.
As at September 30, 2017, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2017	2018	Total
Cash flow hedges
Exchange rate risk
Canadian dollar option contracts (millions of C$)	51	155	206
Contract rate range ($/C$)	1.30-1.40[1]	1.30-1.45[2]
Euro option contracts (millions of €)	32	93	125
Contract rate range (€/$)	1.00-1.20[3]	1.08-1.19[3]

1
The Company purchased three types of Canadian dollar options in 2017, which consist of U.S. dollar put options at a strike price of $1.30, U.S. dollar put options at a strike price of $1.35, and collar options in the range of $1.30 and $1.40. The Company will benefit from the margin between the lower market price and the set U.S. dollar put strike price of $1.30 and $1.35. If U.S dollar to C$ market prices are above the $1.40 call strike prices in 2017, the Company will incur a loss from the margin between the higher market price and the $1.40 call strike price.

2
The Company purchased Canadian dollar collar options with strike prices within the given range in 2018. If U.S dollar to C$ market prices are below the low end of the range of the U.S. dollar put strike prices in 2018, the Company will benefit from the margin between the lower market price and the set put strike price. If U.S dollar to C$ market prices are above the high end of the range of the U.S. dollar call strike prices in 2018, the Company will incur a loss from the margin between the higher market price and the set call strike price.

3
The Company purchased Euro collar options with strike prices within the given range in 2017 and 2018. If EUR to U.S. dollar market prices are below the low end of the range in 2017 or 2018, the Company will incur a loss from the margin between the lower market price and the set put strike price. If EUR to U.S. dollar market prices are above the high end of the range of the call strike price in 2017 or 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at September 30, 2017 and December 31, 2016 were as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2017	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$7.4	$—	$6.1	$6.1	$(6.1)
Euro option contracts	4.6	—	3.2	3.2	(3.2)
	$12.0	$—	$9.3	$9.3	$(9.3)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2016	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$2.1	$—	$0.2	$0.2	$(0.2)
Euro option contracts	0.2	(2.0)	(0.4)	(0.4)	0.4
	$2.3	$(2.0)	$(0.2)	$(0.2)	$0.2

(iii)	Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate (WTI) are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at September 30, 2017, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2017	2018	2019	2020	Total
Brent crude oil option contracts (barrels)[1]	130	488	366	243	1,227
Option contracts with strike prices at ($/barrel)	60[2]	42-60[3]	44-60[3]	50-62[3]
WTI crude oil option contracts (barrels)[1]	99	390	306	207	1,002
Option contracts with strike prices at ($/barrel)	60[2]	36-60[3]	42-60[3]	45-55[3]

1	Quantities of barrels are in thousands.

2
The Company purchased call options with a strike price of $60. If crude oil prices are greater than the call strike price in 2017, the Company will benefit from the margin between the higher market price and the set call strike price.

3
The Company purchased Brent and WTI collar options with strike prices within the given range in 2018, 2019 and 2020. If Brent and WTI market prices are below the low end of the range in 2018, 2019 and 2020, the Company will incur a loss from the margin between the lower market price and the set put strike price. If Brent and WTI are above the high end of the range of the call strike price in 2018, 2019 and 2020, the Company will benefit from the margin between the higher market price and the set call strike price.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at September 30, 2017 and December 31, 2016 were as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2017	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.9	$—	$—	$—	$—
WTI crude oil option contracts	0.4	(0.1)	—	—	—
	$2.3	$(0.1)	$—	$—	$—

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2016	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$4.0	$—	$—	$—	$—
WTI crude oil option contracts	2.2	—	—	—	—
	$6.2	$—	$—	$—	$—
(c)Gain on embedded derivative and warrants
Gain on embedded derivative and warrants is included in Interest income and derivatives and other investment gains (note 25) in the Consolidated statements of earnings. These gains relate to warrants associated with the Company's investments in marketable securities and the fair value movement of the embedded derivative.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2017	2016	2017	2016
Embedded derivative	17(a)	$3.7	$—	$5.3	$—
Warrants		0.5	1.3	0.1	5.3
	25	$4.2	$1.3	$5.4	$5.3

19.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2016.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

(a)	Financial assets and liabilities measured at fair value on a recurring basis
As at September 30, 2017, the Company’s fair value of financial assets and liabilities were as follows:

	September 30, 2017					December 31, 2016
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value	Total Fair Value
Assets
Cash and cash equivalents	$583.6	$583.6	$—	$—	$583.6	$652.0
Restricted cash	24.7	24.7	—	—	24.7	110.7
Short-term investments	227.0	227.0	—	—	227.0	—
Marketable securities and warrants	30.1	25.0	5.1	—	30.1	21.9
Bond fund investments	2.7	2.7	—	—	2.7	5.9
Derivatives
Currency contracts	12.0	—	12.0	—	12.0	2.3
Crude oil contracts	2.3	—	2.3	—	2.3	6.2
Embedded derivative	9.5	—	9.5	—	9.5	—
	$891.9	$863.0	$28.9	$—	$891.9	$799.0
Liabilities
Derivatives
Currency contracts	$—	$—	$—	$—	$—	$(2.0)
Crude oil contracts	(0.1)	—	(0.1)	—	(0.1)	—
6.75% Senior unsecured notes	—	—	—	—	—	(474.0)
Long-term debt - 7% Senior notes	(400.0)	(421.8)	—	—	(421.8)	—
	$(400.1)	$(421.8)	$(0.1)	$—	$(421.9)	$(476.0)

(b)	Valuation techniques
Cash, cash equivalents and short-term investments
Cash, cash equivalents and short-term investments are included in Level 1 due to the short-term maturity of these financial instruments.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities and warrants.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on the present value of market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy (note 17(a)).
Embedded Derivative
The fair value of the embedded derivative as at September 30, 2017 was $9.5 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the redemption option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the redemption option is therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Notes as at September 30, 2017 was $421.8 million (December 31, 2016 - $474.0 million).
Investments in associates
Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is to be recorded. After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investments in associates based on a market approach reflecting the closing price of the investments in the associates' shares at the balance sheet date. Since there is a quoted market price, this is classified within Level 1 of the fair value hierarchy. As at September 30, 2017, no investments in associates were measured at fair value.
Finance lease liabilities
Finance lease liabilities are accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using market interest rate inputs and is therefore classified within Level 2 of the fair value hierarchy (note 15). The fair value at September 30, 2017 of the Company's finance lease liabilities approximates their carrying amount of $0.1 million (December 31, 2016 - $0.1 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

20.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Nine months ended September 30,
Number of common shares (in millions)	Notes	2017	2016
Outstanding, beginning of the period		453.8	393.4
Equity issuance	4	6.9	44.7
Issuance of flow-through common shares		3.4	12.0
Issuance of shares for share-based compensation		0.8	0.6
Outstanding, end of period		464.9	450.7
Flow-through common shares
In March 2017, the Company issued 3.4 million flow-through common shares at C$5.91 per share for net proceeds of $15.1 million (C$20.0 million), which included a $1.7 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $13.4 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at September 30, 2017, there was no remaining unspent amount.
During the fourth quarter 2016, the Company issued 0.9 million flow-through common shares at prices ranging between C$6.56 and C$6.63 per share for net proceeds of $4.4 million (C$5.9 million), which included a $1.1 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $3.3 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed exploration expenditures on the Côté Gold Project.  As at September 30, 2017, the remaining unspent amount was $0.5 million.
Additionally, during the fourth quarter 2016, the Company issued 2.2 million flow-through common shares at prices ranging between C$5.34 and C$5.60 per share for net proceeds of $8.9 million (C$11.9 million), which included a $0.8 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $8.1 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. As at September 30, 2017, there was no remaining unspent amount.
For the three and nine months ended September 30, 2017, $0.2 million and $3.5 million were recognized as amortization of the gains related to the issuances of flow-through common shares described above (three and nine months ended September 30, 2016 - $1.2 million and $3.3 million), respectively, and was included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (note 25).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Contingently issuable shares
On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset as at December 31, 2016. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 months intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in National Instrument 43-101 indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.
Equity issuance
On August 8, 2016, the Company entered into a public equity offering of 38.9 million common shares at a price of $5.15 per common share for gross proceeds of $200 million. On August 16, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering, and as a result, an additional 5.8 million common shares were issued at a price of $5.15 per common share. The issuance was completed on August 16, 2016 and increased the gross proceeds from the offering to $230.0 million, less transaction costs of $9.9 million for net proceeds of $220.1 million for a total of 44.7 million shares.

21.	EARNINGS PER SHARE
Basic earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Numerator
Net earnings attributable to equity holders of IAMGOLD	$30.8	$17.0	$519.3	$57.9
Denominator (in millions)
Weighted average number of common shares (basic)	464.7	428.3	462.3	410.3
Basic earnings attributable to equity holders of IAMGOLD ($/share)	$0.07	$0.04	$1.12	$0.14
Diluted earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Denominator (in millions)
Weighted average number of common shares (basic)	464.7	428.3	462.3	410.3
Dilutive effect of share options	1.2	1.0	1.2	0.4
Dilutive effect of restricted share units	3.4	2.9	3.2	2.5
Weighted average number of common shares (diluted)	469.3	432.2	466.7	413.2
Diluted earnings attributable to equity holders of IAMGOLD ($/share)	$0.07	$0.04	$1.11	$0.14

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended September 30,		Nine months ended September 30,
(in millions)	Notes	2017	2016	2017	2016
Share options		2.6	3.0	2.6	4.1
Contingently issuable shares	20	3.1	3.1	3.1	3.1
		5.7	6.1	5.7	7.2

22.	SHARE-BASED COMPENSATION
(a)Share option award plan

Nine months ended September 30, 2017	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the period	6.0	$7.79
Granted	1.6	5.24
Exercised	(0.2)	5.26
Forfeited	(0.5)	12.22
Outstanding, end of the period	6.9	$7.03
Exercisable, end of the period	3.4	$9.72

1	Exercise prices are denominated in Canadian dollars. The exchange rate at September 30, 2017 between the U.S. dollar and Canadian dollar was
$0.7992/C$.
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

Nine months ended September 30, 2017
Weighted average risk-free interest rate	1.1%
Weighted average expected volatility[1]	66%
Weighted average dividend yield	0.00%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$2.89
Weighted average share price at grant date (C$ per share)	$5.24
Weighted average exercise price (C$ per share)	$5.24

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Full value award plans
Full value awards consist of restricted share units.

Nine months ended September 30, 2017 (in millions)
Outstanding, beginning of the period	3.7
Granted	2.2
Issued	(0.6)
Forfeited	(0.7)
Outstanding, end of the period	4.6
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30, 2017
Weighted average risk-free interest rate	0.8%
Weighted average expected volatility[1]	72%
Weighted average dividend yield	0.00%
Weighted average expected life of RSUs issued (years)	2.8
Weighted average grant-date fair value (C$ per share)	$5.24
Weighted average share price at grant date (C$ per share)	$5.24

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

23.	COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Operating costs[1]	$154.5	$147.4	$461.9	$425.9
Royalties	11.1	13.5	32.9	32.5
Depreciation expense[2]	62.3	69.3	197.2	193.1
	$227.9	$230.2	$692.0	$651.5

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

24.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest expense	$0.9	$5.9	$6.8	$19.9
Credit facility fees	0.9	0.4	2.1	1.2
Accretion expense	0.3	—	0.7	0.6
	$2.1	$6.3	$9.6	$21.7
Total interest paid during the three and nine months ended September 30, 2017 was $nil and $16.5 million, respectively (three and nine months ended September 30, 2016 - $20.3 million and $41.9 million, respectively). Interest paid relates to interest charges on notes, credit facilities and finance leases.

25.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS

		Three months ended September 30,		Nine months ended September 30,
	Notes	2017	2016	2017	2016
Interest income		$2.5	$0.8	$6.4	$1.9
Gain on embedded derivative and warrants	18(c)	4.2	1.3	5.4	5.3
Gain on sale of a 30% interest in the Côté Gold Project	5	—	—	19.2	—
Amortization of gains related to flow-through common shares	20	0.2	1.2	3.5	3.3
Loss on redemption of 6.75% Senior unsecured notes	17(a)	—	—	(20.2)	—
Gain on purchase of 6.75% Senior unsecured notes	17(a)	—	4.0	—	4.0
Write-down of receivables		—	(1.5)	—	—
Gain on sale of gold bullion		—	—	—	72.9
Other gains (losses)		0.4	(0.3)	0.5	1.3
		$7.3	$5.5	$14.8	$88.7

26.	CASH FLOW ITEMS
(a)    Adjustments for other non-cash items within operating activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2017	2016	2017	2016
Share-based compensation		$1.3	$1.1	$4.4	$3.6
Amortization of gains related to flow-through common shares	25	(0.2)	(1.2)	(3.5)	(3.3)
Changes in estimates of asset retirement obligations at closed sites		(2.2)	—	(0.9)	3.3
Gain on derivatives		(6.1)	(0.8)	(7.3)	(1.3)
Gain on purchase of 6.75% senior unsecured notes	25	—	(4.0)	—	(4.0)
Write-down of assets		0.2	1.3	1.5	4.1
Other		0.8	(0.6)	0.7	0.5
		$(6.2)	$(4.2)	$(5.1)	$2.9

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Receivables and other current assets	$7.8	$6.6	$10.1	$(0.5)
Inventories and non-current ore stockpiles	(19.8)	1.9	(20.6)	7.4
Accounts payable and accrued liabilities	15.5	6.0	14.8	15.5
	$3.5	$14.5	$4.3	$22.4

(c)	Other investing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2017	2016	2017	2016
Disposal (acquisition) of investments		$0.7	$1.5	$1.1	$(2.0)
Advances to related parties	29	(3.0)	(0.6)	(5.3)	(2.4)
Repayments from related parties	29	0.3	0.2	0.8	2.3
Other		—	0.2	0.1	0.9
		$(2.0)	$1.3	$(3.3)	$(1.2)

(d)	Other financing activities

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Repayment of finance lease liabilities	$—	$(0.1)	$—	$(1.0)
Dividends paid to non-controlling interests	(2.0)	—	(3.1)	(1.5)
Other finance costs	(1.6)	(0.5)	(2.5)	(2.8)
	$(3.6)	$(0.6)	$(5.6)	$(5.3)

(e)	Reconciliation of long-term debt arising from financing activities

	Notes
Balance, December 31, 2016		$485.1
Net proceeds from issuance of senior notes	17(a)	393.6
Non-cash changes:
Amortization of deferred financing charges		0.7
Change in fair value of embedded derivative	18(c)	(5.3)
Loss on redemption of 6.75% Senior unsecured notes	17(a)	20.2
Cash changes:
Repayment of 6.75% Senior unsecured notes	17(a)	(505.6)
Balance, September 30, 2017		$388.7

27.	REVERSAL OF IMPAIRMENT CHARGES

		Three months ended September 30,		Nine months ended September 30,
	Notes	2017	2016	2017	2016
Suriname CGU[1]
Property, plant and equipment	11	$—	$—	$124.1	$—
Côté Gold Project
Exploration and evaluation assets	12	—	—	400.0	—
		$—	$—	$524.1	$—
1 The Suriname CGU consists of Rosebel Gold Mines N.V. and Euro Ressources S.A.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Property, plant and equipment
The Company performs an assessment at each reporting date to determine whether there is an indication of potential reversal of previously recognized impairment losses. On July 26, 2017 (effective June 30, 2017), the Company identified a significant increase in reserves and resources and corresponding extension of the life of mine ("LOM") for the Rosebel mine, which were considered to be an indicator of reversal, as these represented a significant change in the key inputs used to determine the cash generating unit's ("CGU") recoverable amount. As a result, an assessment was performed for the Company’s Suriname CGU, and it was determined that the recoverable amount, representing the CGU’s fair value less costs of disposal ("FVLCD"), exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2013, which was limited to the carrying amount of the Suriname CGU that would have been determined had no impairment charge been recognized in prior years, net of depreciation charges. The pre-tax and after-tax amounts of impairment reversal recorded in the Company’s Consolidated statements of earnings in the second quarter of 2017 were $124.1 million and $79.9 million, respectively.
The significant estimates and assumptions used in determining the FVLCD for the CGU were LOM production profiles, future commodity prices, reserves and resources, discount rate, values of un-modeled mineralization and capital expenditures. The estimates of future cash flows were derived from the most recent LOM of approximately 11 years, which is based on Management’s current best estimates of optimized mine and processing plans, future operating costs and capital expenditures. For the assessment, the Company used an estimated gold price of $1,225 per ounce for the first 5 years starting 2018, decreasing to $1,200 per ounce for 2023 and beyond.
The future cash flows used to calculate the recoverable amount of the CGU were discounted using a real weighted average cost of capital of 6%, which reflects specific market risk factors for the mine. Un-modeled mineralization for the CGU was valued at $45 per ounce. Oil price is a significant component of cash costs of production and was estimated based on the current price, forward prices, forecasts of future prices from third-party sources and the Company’s hedging program.
Exploration and evaluation assets
On June 5, 2017, upon entering into a definitive Investment Agreement with SMM for the sale of a 30% interest in the Côté Gold Project (note 5), the Company performed an assessment of whether the previous impairment charge on the Project had reversed. The Company determined that the consideration agreed to by SMM indicated the recoverable amount exceeded the carrying amount, which resulted, in the second quarter of 2017, in the reversal of the previously recorded impairment charge of $400 million. The reversal is limited to the carrying amount that would have been determined had no impairment charge been recognized in prior years.

28.	COMMITMENTS

	September 30, 2017	December 31, 2016
Purchase obligations	$78.2	$53.2
Capital expenditure obligations	26.3	4.6
Operating leases	18.1	4.3
	$122.6	$62.1
Commitments – payments due by period

	Payments due by period
As at September 30, 2017	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$78.2	$71.9	$5.7	$0.4	$0.2
Capital expenditure obligations	26.3	22.5	3.8	—	—
Operating leases	18.1	1.5	10.1	6.5	—
	$122.6	$95.9	$19.6	$6.9	$0.2

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

29.	RELATED PARTY TRANSACTIONS
Receivables from related parties
The Company had the following related party transactions included in Receivables and other current assets and in Other non-current assets in the Consolidated balance sheets:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the period	$0.2	$—	$0.2	$0.2
Advances	0.2	—	0.7	—
Repayments	(0.3)	—	(0.8)	(0.2)
Balance, end of the period[1]	$0.1	$—	$0.1	$—
Sadiola Sulphide Project (LIBOR plus 2%)[2]
Balance, beginning of the period	$33.1	$30.2	$31.3	$29.3
Advances	2.8	0.3	4.6	1.2
Balance, end of the period[1]	$35.9	$30.5	$35.9	$30.5

1	Balances as of December 31, 2016 for Sadiola and Yatela and for the Sadiola Sulphide Project were $0.2 million and $31.3 million, respectively.

2
These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

30.	SEGMENTED INFORMATION
The Company’s gold mine segment is divided into the following geographic segments:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine;
•Canada - Doyon division includes the Westwood mine and the Doyon mine, which is in closure; and
•Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine, which is in closure (40%).
The Company’s non-gold segments are divided into the following:
•Exploration and evaluation; and
•Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	September 30, 2017			December 31, 2016
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$842.4	$1,065.2	$193.3	$883.4	$1,099.6	$189.9
Suriname	615.3	799.0	247.6	512.8	667.3	198.1
Canada	691.1	713.8	188.5	675.0	783.7	195.8
Total gold mines	2,148.8	2,578.0	629.4	2,071.2	2,550.6	583.8
Exploration and evaluation	433.7	476.0	6.8	163.1	193.2	8.4
Corporate[1]	276.0	881.4	446.4	153.3	656.7	537.2
Total per consolidated financial statements	$2,858.5	$3,935.4	$1,082.6	$2,387.6	$3,400.5	$1,129.4
Incorporated joint ventures (Mali)[2]	$127.3	$173.0	$147.9	$116.5	$160.2	$144.1

1	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the incorporated joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Three months ended September 30, 2017

	Consolidated statement of earnings information
	Revenues	Cost of sales[1]	Depreciation expense[7]	General and administrative[2]	Exploration	Impairments (reversals)	Other	Earnings (loss) from operations	Net capital expenditures[3]
Gold mines
Burkina Faso	$130.2	$82.2	$31.0	$—	$—	$—	$—	$17.0	$16.8
Suriname	97.1	57.5	20.0	—	0.1	—	0.4	19.1	13.2
Canada	41.4	25.9	10.5	—	—	—	(2.0)	7.0	14.0
Total gold mines excluding incorporated joint ventures	268.7	165.6	61.5	—	0.1	—	(1.6)	43.1	44.0
Exploration and evaluation[4]	—	—	—	—	6.5	—	0.1	(6.6)	0.5
Corporate[5]	0.1	—	0.8	8.9	—	—	—	(9.6)	0.2
Total per consolidated financial statements	268.8	165.6	62.3	8.9	6.6	—	(1.5)	26.9	44.7
Incorporated joint ventures (Mali)[6]	19.6	13.9	0.4	—	0.5	—	—	4.8	2.4
	$288.4	$179.5	$62.7	$8.9	$7.1	$—	$(1.5)	$31.7	$47.1

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, and finance lease payments.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

7	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
Three months ended September 30, 2016

	Consolidated statement of earnings information
	Revenues	Cost of sales[1]	Depreciation expense[7]	General and administrative[2]	Exploration	Impairments (reversals)	Other	Earnings (loss) from operations	Net capital expenditures[3]
Gold mines
Burkina Faso	$167.6	$84.6	$32.3	$—	$—	$—	$0.9	$49.8	$16.9
Suriname	92.2	53.4	21.7	—	1.2	—	0.2	15.7	34.2
Canada	22.4	21.6	14.2	—	—	—	0.3	(13.7)	20.9
Total gold mines excluding incorporated joint ventures	282.2	159.6	68.2	—	1.2	—	1.4	51.8	72.0
Exploration and evaluation[4]	—	—	0.1	0.1	5.3		0.1	(5.6)	0.4
Corporate[5]	0.2	1.3	1.0	9.9	—	—	0.4	(12.4)	0.1
Total per consolidated financial statements	282.4	160.9	69.3	10.0	6.5	—	1.9	33.8	72.5
Incorporated Joint ventures (Mali)[6]	21.2	17.8	0.3	—	0.2	—	—	2.9	1.1
	$303.6	$178.7	$69.6	$10.0	$6.7	$—	$1.9	$36.7	$73.6

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, and finance lease payments.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

7	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017

Nine months ended September 30, 2017

	Consolidated statements of earnings information
	Revenues	Cost of sales[1]	Depreciation expense[7]	General and administrative[2]	Exploration	Impairments (reversals)	Other	Earnings (loss) from operations	Net capital expenditures[3]
Gold mines
Burkina Faso	$402.2	$250.2	$98.0	$—	$—	$—	$—	$54.0	$52.5
Suriname	286.3	171.4	63.4	—	4.9	(116.0)	2.3	160.3	36.7
Canada	115.0	73.2	33.0	—	—	—	(1.0)	9.8	47.6
Total gold mines excluding incorporated joint ventures	803.5	494.8	194.4	—	4.9	(116.0)	1.3	224.1	136.8
Exploration and evaluation[4]	—	—	0.1	0.1	24.7	(400.0)	0.3	374.8	1.3
Corporate[5]	0.3	—	2.7	27.7	—	(8.1)	6.4	(28.4)	0.4
Total per consolidated financial statements	803.8	494.8	197.2	27.8	29.6	(524.1)	8.0	570.5	138.5
Incorporated joint ventures (Mali)[6]	58.7	41.1	1.1	—	1.1	—	—	15.4	5.8
	$862.5	$535.9	$198.3	$27.8	$30.7	$(524.1)	$8.0	$585.9	$144.3

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, and finance lease payments.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

7	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

Nine months ended September 30, 2016

	Consolidated statements of earnings information
	Revenues	Cost of sales[1]	Depreciation expense[7]	General and administrative[2]	Exploration	Impairments (reversals)	Other	Earnings (loss) from operations	Net capital expenditures[3]
Gold mines
Burkina Faso	$399.2	$223.8	$78.8	$—	$—	$—	$0.8	$95.8	$82.4
Suriname	269.4	169.4	72.9	—	2.8	—	3.6	20.7	67.8
Canada	65.4	64.2	38.0	—	—	—	3.6	(40.4)	69.1
Total gold mines excluding incorporated joint ventures	734.0	457.4	189.7	—	2.8	—	8.0	76.1	219.3
Exploration and evaluation[4]	—	—	0.2	0.3	17.8	—	0.3	(18.6)	2.7
Corporate[5]	0.6	1.0	3.2	28.5	—	—	1.9	(34.0)	0.8
Total per consolidated financial statements	734.6	458.4	193.1	28.8	20.6	—	10.2	23.5	222.8
Incorporated joint ventures (Mali)[6]	67.5	51.0	2.2	—	0.5	—	1.5	12.3	2.7
	$802.1	$509.4	$195.3	$28.8	$21.1	$—	$11.7	$35.8	$225.5

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

7	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2017